UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-147367

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

PART I — REGISTRANT INFORMATION

Healthcare Solutions Management Group, Inc.
Full Name of Registrant

Former Name if Applicable

3 School St, Suite 303
Address of Principal Executive Office (Street and Number)

Glen Cove NY 11542
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Healthcare Solutions Management Group, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2021 (the “Form 10-K”) by December 29, 2021, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements. This delay principally relates to the additional workload created by the merger with Healthcare Solutions Holdings, Inc. (“HSH”), which closed during the year ended September 30, 2021, on April 15, 2021, pursuant to which HSH became the Company’s wholly owned subsidiary and the business of HSH became the business of the Company going forward. Prior to the Merger, the Company was a “shell company” as such term is defined in Rule 12b-2 of the Exchange Act of 1934, as amended, and had no operations, and on April 15, 2021, upon closing of the Merger the Company ceased to be a shell company. In addition to the Merger, a reason for the delay is that the Company is still in its early stages and is in the process of seeking additional accounting personnel to engage to assist in the preparation of its financial statements. The Company expects that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Justin Smith	866	668-2188
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Healthcare Solutions Management Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2021	By:	/s/ Justin Smith
	Name:	Justin Smith
	Title:	Interim Chief Executive Officer and Interim Chief Financial Officer

3